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Michael J. Shef	Direct Dial:	212-704-6140
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June 30, 2008

Donna Levy, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE

Mail Stop 7010
Washington, DC 20549-7010

RE:	Dinewise, Inc.
Post-Effective Amendment No. 4 on Form S-1
Filed June 12, 2008
File No. 333-136512
Supplemental Response received May 30, 2008

Dear Ms. Levy:

          Reference is made to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to Post-Effective Amendment No. 4 on Form S-1 to the Registration Statement (the “Registration Statement”) of Dinewise, Inc. (the “Company”) filed with the Commission on June 12, 2008 and to the Company’s Supplemental Response received by the Staff on May 30, 2008, and our telephone conversation on Friday afternoon.

          The Company proposes to file with the Commission a Current Report on Form 8-K, substantially in the form attached hereto as Exhibit A, stating that the proposed transaction with Delightful Deliveries has been terminated effective June 27, 2008.

          The Company also proposes to insert a new section to be called “Recent Developments” at the end of the Business section of the Prospectus contained in the Registration Statement to read as follows: “Effective June 27, 2008 the definitive Asset Purchase Agreement entered into on February 29, 2008 between the Company and Delightful Deliveries referred to in Note 15 of the Notes to Consolidated Financial Statements as at and for the fiscal year ended December 31, 2007 included in this Prospectus has been terminated. There are no active discussions underway between the Company and Delightful Deliveries and if discussions should commence in the future, no assurance can be given that an agreement will be reached between them or the terms of any such agreement. No termination penalties were incurred by the Company”.

ATLANTA • HONG KONG • LONDON • NEW YORK • NEWARK • NORFOLK • RALEIGH RICHMOND • SHANGHAI • TYSONS CORNER • VIRGINIA BEACH • WASHINGTON, D.C.

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Donna Levy, Esq.

June 30, 2008

          The Company proposes that rather than file a formal amendment to the Registration Statement, it will include such language in the Rule 424(b) copy filed with the Commission.

          Please confirm that the Company’s proposal is satisfactory, in which event the Company will file its Form 8-K as well as a request for acceleration.

                              Very truly yours,

                              /s/ Michael J. Shef

                              Michael J. Shef

/db

EXHIBIT A

Item 1.02     Termination of a Material Definitive Agreement.

Effective June 27, 2008, the definitive Asset Purchase Agreement, entered into on February 29, 2008, between Dinewise Inc. (the “Company”), and Delightful Deliveries (“DD”), a New York corporation engaged in the marketing and selling of gourmet gift baskets, gourmet food and other products through its catalogue and on-line website marketing has been terminated by the Company.  There are no active discussions underway between the Company and DD and if discussions should commence in the future, no assurance can be given that an agreement will be reached between them or the terms of any such agreement. No termination penalties were incurred by the Company.